Exhibit 99.1

UNDERWRITING AGREEMENT

December 7, 2010

Silvercorp Metals Inc.

Suite 1378

200 Granville Street

Vancouver, British Columbia

V6C 1S4

Ladies and Gentlemen:

The undersigned, CIBC World Markets Inc., BMO Nesbitt Burns Inc. (together, the “Co-Lead Underwriters”), Raymond James Ltd., UBS Securities Canada Inc. and Salman Partners Inc., (each, including the Co-Lead Underwriters, an “Underwriter” and collectively the “Underwriters”) understand that Silvercorp Metals Inc. (the “Company”) proposes to issue and sell an aggregate of 8,000,000 common shares in the capital of the Company (the “Purchased Shares”).  The Underwriters hereby severally, and not jointly, nor jointly and severally, agree to purchase from the Company in the percentages set forth in section 8.1 of this Agreement, all but not less than all of the Purchased Shares on a “bought deal” basis, at the purchase price of $12.70 per common share (the “Purchase Price”) for aggregate gross proceeds of $101,600,000.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 8.1 of this Agreement) an option (the “Over-Allotment Option”), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 1,200,000 common shares of the Company (each an “Additional Common Share”) at the Purchase Price for additional aggregate gross proceeds of $15,240,000 for the purpose of covering the Underwriters’ over-allocation position.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part and from time to time for up to 30 days after the Closing Time.  The offering of the Purchased Shares and any Additional Common Shares by the Company described in this Agreement is hereinafter referred to as the “Offering”.

The net proceeds of the Offering shall be used as set forth in the Prospectus and U.S. Prospectus (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriters’ agreement to purchase the Purchased Shares and Additional Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the BMO Nesbitt Burns Inc., for and on behalf of all of the Underwriters, a cash fee (the “Underwriting Fee”) in an amount equal to 5.0% of the gross proceeds received by the Company from the issue and sale of the Purchased Shares and Additional Common Shares.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States.

We also understand that the Company has (i) prepared and filed with the British Columbia Securities Commission  (the “Reviewing Authority”) and the other Commissions (as defined below) in accordance with National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”) a (final) short form base shelf prospectus dated August 11, 2010 relating to the offering of up to $120,000,000 aggregate initial offering price of common shares of the Company (the “Base Shelf Prospectus”) omitting the Shelf Information (as defined below) and other related documents relating to the proposed distribution of the Purchased Shares and the Additional Common Shares, and (ii) obtained from the Reviewing Authority a receipt for the Base Prospectus for and on behalf of itself and each of the Commissions pursuant to the Passport System (as defined below).

We also understand that the Company will prepare and file, without delay a prospectus supplement to the Base Shelf Prospectus to be dated no later than December 7, 2010 (the “Prospectus Supplement”) (the Base Shelf Prospectus, as supplemented by the Prospectus Supplement, together in each case with all documents incorporated or deemed to be incorporated therein by reference, is referred to herein as the “Prospectus”) and all necessary related documents in order to qualify the Purchased Shares and the Additional Common Shares for distribution in the Qualifying Jurisdictions.  The information included in the Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Prospectus for which receipts or other evidence of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Prospectus as of the date of and by virtue of the Prospectus Supplement is referred to herein as the “Shelf Information”.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.                             DEFINITIONS

1.1                                 In this Agreement, including any schedules forming a part of this Agreement:

(a)                                  “Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)                                 “Additional Common Shares” means the up to 1,200,000 common shares in the capital of the Company issuable if the Over-Allotment Option is exercised;

(c)                                  “AIF” means the annual information form of the Company dated as of June 15, 2010;

(d)                                 “Ancillary Documents” means all agreements, certificates (including the certificates representing the Purchased Shares and Additional Common Shares, officer’s certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(e)                                  “Applicable Securities Laws” means, collectively, and, as the context may require, the U.S. Securities Laws and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(f)                                    “Base Shelf Prospectus” means the final short form base shelf prospectus of the Company dated August 11, 2010 and filed with the Commissions, including all documents incorporated therein by reference and any Supplementary Material;

(g)                                 “Claim” has the meaning given to that term in section 12.1;

(h)                                 “Closing Materials” has the meaning given to that term in subsection 6.1(k)(xi) hereto;

(i)                                     “Closing Time” means 5:30 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date, or in the case of the Option Closing, 5:30 a.m. (Vancouver Time) or such other time as many be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(j)                                     “Closing” and “Closing Date” have the meanings given to those terms in section 10.1;

(k)                                  “Co-Lead Underwriters” means CIBC World Markets Inc. and BMO Nesbitt Burns Inc.;

(l)                                     “Comfort Letter” has the meaning given to that term in subsection 6.1(k)(i) hereto;

(m)                               “Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(n)                                 “Company’s Financial Statements” has the meaning given to that term in subsection 5.1(q) hereto;

(o)                                 “Company” means Silvercorp Metals Inc., a company organized under the laws of the Province of British Columbia;

(p)                                 “Continuous Disclosure Materials” has the meaning given to that term in subsection 5.1(n)  hereto;

(q)                                 “Disclosure Package” means (i) the U.S. Shelf Prospectus, (ii) the Issuer Free Writing Prospectuses identified in Schedule “A” hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

(r)                                    “Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(s)                                  “EDGAR” means the Electronic Document Gathering and Retrieval System of the SEC;

(t)                                    “Effective Date” means the date and time that the Registration Statement became effective;

(u)                                 “Exchanges” means the TSX and the NYSE;

(v)                                 “Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

(w)                               “Form F-10” means Form F-10 under the U.S. Securities Act;

(x)                                   “Free Writing Prospectus”“ means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

(y)                                 “Indemnified Parties” has the meaning given to that term in subsection 12.1 herein;

(z)                                   “Initial Sale Time” means 7:30 a.m. Eastern time on December 6, 2010;

(aa)                            “Interim Financial Statements” has the meaning given to that term in subsection 5.1(q) herein;

(bb)                          “Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, of the Company;

(cc)                            “Legal Opinions” has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(dd)                          “Material Adverse Effect” means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, prospects, property rights or assets of the Company or any of its Material Subsidiaries and which event or change would reasonably be expected to have a significant effect on the market price or value of the common shares of the Company;

(ee)                            “material change” has the meaning given to that term in the Securities Act (British Columbia);

(ff)                                “material fact” has the meaning given to that term in the Securities Act (British Columbia);

(gg)                          “Material Subsidiaries” means the following direct and indirect subsidiaries of the Company: Fortune Mining Limited, Victor Resources Ltd., Henan Hua Wei Mining Co. Ltd., Victor Mining Ltd., Henan Found Mining Co. Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., Guangdon Found Mining Co. Ltd.; Anhui Yangtze Mining Co. Ltd. and 0875786 B.C. Ltd.;

(hh)                          “misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(ii)                                  “N1 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;

(jj)                                  “N1 51-102”means National Instrument 51-102 of the Canadian Securities Administrators;

(kk)                            “NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators;

(ll)                                  “NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions;

(mm)                      “NYSE” means the New York Stock Exchange;

(nn)                          “Offering Documents” means, collectively, the Prospectus, the Registration Statement, the U.S. Shelf Prospectus, the U.S. Prospectus Supplement, any Issuer Free Writing Prospectus and any Supplementary Material;

(oo)                          “Offering” means the offering and sale of the Purchased Shares and any Additional Common Shares pursuant to the terms and conditions of this Agreement;

(pp)                          “Officers’ Certificate” has the meaning given to that term in subsection 6.1(k)(v) hereto;

(qq)                          “Option Closing” means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(rr)                                “Over-Allotment Closing Date” means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(ss)                            “Over-Allotment Option” means the option to purchase the Additional Common Shares granted to the Underwriters as set out on page 1 hereof;

(tt)                                “Prospectus Supplement” means the (final) prospectus supplement to the Base Shelf Prospectus,  including all documents incorporated therein by reference and any Supplementary Material;

(uu)                          “Prospectus” means collectively the Base Shelf Prospectus and the Prospectus Supplement, including all documents incorporated by reference in each;

(vv)                          “Purchase Price” means $12.70 per Purchased Share or Additional Common Share, as the case may be;

(ww)                      “Purchased Shares” has the meaning given to that term on page 1 of this Agreement;

(xx)                              “Qualifying Jurisdictions” means the provinces of Canada other than the province of Quebec and such other jurisdictions to which the Underwriters and the Company may agree and “Qualifying Jurisdiction” means any one of them;

(yy)                          “Registration Statement” means the registration statement on Form F-10 (File No. 333-168435) covering the registration of the Purchase Shares and Additional Common Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the exhibits thereto and the documents incorporated by reference therein, as amended from time to time;

(zz)                              “Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(aaa)                      “Regulatory Authorities” means collectively the Commissions, SEC, TSX and the NYSE;

(bbb)                   “SEC” means the United States Securities and Exchange Commission;

(ccc)                      “Shelf Securities” means the securities of the Company described in the Base Shelf Prospectus and the U.S. Shelf Prospectus, being debt securities, Common Shares, warrants to purchase Common Shares, warrant to purchase debt securities and subscription receipts;

(ddd)                   “Standard Listing Conditions” has the meaning given to that term in section 6.1(n) hereto;

(eee)                      “Subsequent Disclosure Documents” means any financial statements (including reconciliations of generally accepted accounting principles), management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Company after the Execution Time which are, or are deemed to be, incorporated by reference into the Base Shelf Prospectus, U.S. Shelf Prospectus or any Supplementary Material, whether pursuant to Applicable Securities Laws or otherwise;

(fff)                            “Supplementary Material” means any amendment or documents supplemental to the Prospectus, the Registration Statement or U.S. Shelf Prospectus, including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectus or U.S. Shelf Prospectus) or similar documents;

(ggg)                   “Title Opinions” has the meaning given to that term in section 6.1(k)(vi);

(hhh)                   “trade” has the meaning given to that term in the Securities Act (British Columbia);

(iii)                               “TSX” means the Toronto Stock Exchange;

(jjj)                               “U.S. Comfort Letter” has the meaning given to that term in subsection 6.1(k)(i) hereto;

(kkk)                      “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

(lll)                               “U.S. Prospectus” means the U.S. Shelf Prospectus, as supplemented by the U.S. Prospectus Supplement, including the documents incorporated therein by reference;

(mmm)             “U.S. Prospectus Supplement” means a supplement to the U.S. Shelf Prospectus to be filed with the SEC, relating to the distribution of the Purchased Shares and Additional Common Shares, including all documents incorporated by reference therein and all Supplementary Material;

(nnn)                   “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder;

(ooo)                   “U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder;

(ppp)                   “U.S. Shelf Prospectus” means the final base prospectus of the Company dated August 11, 2010 relating to the offering of the Shelf Securities filed with the SEC and included in the Registration Statement, which is in the same form as the Base Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC;

(qqq)                   “Underwriters” has the meaning given to that term on page 1 of this Agreement;

(rrr)                            “Underwriting Fee” has the meaning given to that term on page 1 of this Agreement;

(sss)                      “United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

1.2                                 All references to dollar figures in this Agreement are to United States dollars, unless specified otherwise.

1.3                                 Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of Rui Feng, Myles Jiango, Meng Tang and Lorne Waldman, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2.                             FILING OF SHELF PROSPECTUS AND PROSPECTUS SUPPLEMENT

2.1                                 The Company shall not later than 5:00 p.m. (Toronto time) on December 7, 2010 file with each of the Commissions the Prospectus Supplement and otherwise fulfill all legal requirements to enable the Purchased Shares and Additional Common Shares to be offered and sold to the public through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions.

2.2                                 The Company shall as soon as possible and in any event no later than 5:00 p.m. (Toronto time) on December 7, 2010 file the U.S. Prospectus Supplement with the SEC.

2.3                                 Prior to the delivery or filing of the Prospectus Supplement and U.S. Prospectus Supplement and thereafter, during the period of distribution of the Purchased Shares, the Company shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, the Prospectus Supplement and U.S. Prospectus Supplement and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonable require in order to fulfill their obligations as underwriters and in order them to enable them to execute the certificate required to be executed by them at the end of the Prospectus Supplement.  All information requested by the Underwriters, their counsel and their technical consultants in connection with the due diligence investigations of the Underwriters will be only used in connection with the Offering.

2.4                                 The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Shares and the Additional Common Shares, if any, that:

(a)                                  the Company has filed the Registration Statement and an amendment thereto, including the U.S. Shelf Prospectus, with the SEC and the Registration Statement has become effective;

(b)                                 the Company has filed with the SEC an Appointment of Agent for Service of Process and Undertaking for the Corporation on Form F-X in conjunction with the initial filing of the Registration Statement and the Form F-X conforms in all material respects to the requirements of the U.S. Securities Act;

(c)                                  no amendment to the U.S. Shelf Prospectus, Supplementary Material or post-effective amendment to the Registration Statement has been filed with any of the Securities Commissions or the SEC prior to the Execution Time.

2.5                                 The Company shall promptly notify the Co-Lead Underwriters of any filing made by the Company of information relating to the Purchased Shares of Additional Common Shares with the SEC.

3.                                                                                      UNDERWRITERS’ OPTION

3.1                                 The Company hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly, nor jointly and severally, and to offer for sale to the public pursuant hereto the Additional Common Shares upon the terms and conditions set forth herein.

3.2                                 The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part, from time to time up to 30 days after the Closing Date by the Co-Lead Underwriters giving written notice to the Company by such date, specifying the number of Additional Common Shares to be purchased and the Over-Allotment Closing Date.

3.3                                 The Additional Common Shares shall be qualified under the Prospectus.

3.4                                 Following receipt of notice delivered in accordance with section 3.2, the Company shall proceed to hold the Option Closing in accordance with Section 11.

4.                                                                                      DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1                                 Subject to the terms and conditions of this Agreement, the Underwriters agree to purchase the Purchased Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Purchased Shares. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase the Additional Common Shares in whole, at any time, or in part, from time to time, up to 30 days after the Closing Date, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Common Shares requested in the notice of exercise of the Over-Allotment Option.

4.2                                 The distribution of the Purchased Shares, the Over-Allotment Option and any Additional Common Shares shall be qualified by the Prospectus under Applicable Securities Laws in the Qualifying Jurisdictions.  Purchased Shares and/or Additional Common Shares may also be offered and sold:

(a)                                  in the United States in compliance with U.S. Securities Laws; and

(b)                                 in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Purchased Shares and/or Additional Common Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

4.3                                 Until the date on which the distribution of the Purchased Shares and Additional Common Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Purchased Shares and the Additional Common Shares, or in the event that the Purchased Shares and the Additional Common Shares have, for any reason ceased to so qualify, to so qualify again the Purchased Shares and the Additional Common Shares for distribution.

4.4                                 The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters and shall be responsible for the actions of such other dealers.

4.5                                 Each Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Qualifying Jurisdiction and the United States or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

4.6                                 The obligations of the Underwriters under this Section 4 are several and not joint or joint and several.  No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any other dealer appointed by any other Underwriter.

4.7                                 The Corporation shall deliver or cause to be delivered to the Co-Lead Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)                                  as soon as they are available, copies of the U.S. Prospectus Supplement as filed with the SEC, including all exhibits and documents filed therewith which have not previously been available on EDGAR or delivered to the Co-Lead Underwriters; and

(b)                                 as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Prospectus, the U.S. Prospectus, the Registration Statement or any amendment to any of them which have not been previously available on SEDAR or EDGAR or delivered to the Co-Lead Underwriters.

4.8                                 For purposes of this Section 4, the Underwriters shall be entitled to assume that the distribution of the Purchased Shares and Additional Common Shares, if any, is qualified in each of the Qualifying Jurisdictions and that the Purchased Shares and Additional Common Shares are registered under U.S. federal securities laws unless the Underwriters receive notice to the contrary from the Company or any applicable securities regulatory authority.

5.                             REPRESENTATIONS AND WARRANTIES

5.1                                 The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)                                  the Company (i) has been duly continued to and is validly existing under the laws of the Province of British Columbia and is up to date in all material corporate  filings;  (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to issue and sell the Purchased Shares and the Additional Common Shares, to enter into this Agreement and to carry out the provisions of this Agreement;

(b)                                 each of the Material Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and (ii) is current with all corporate filings required to be made under its  jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business;

(c)                                  the Company is the registered and beneficial owner of such of the issued and outstanding shares of the Material Subsidiaries as disclosed in the AIF and no other person has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of any such Material Subsidiary;

(d)                                 other than the Material Subsidiaries, the Company has no other subsidiaries or equity interests in other persons which are engaged in active business or which possess any assets or liabilities which are material to the business, business prospects or condition (financial or otherwise) of the Company and the Material Subsidiaries, considered as a whole;

(e)                                  the Company and each of the Material Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not have and will not result in any Material Adverse Effect, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect;

(f)                                    none of the Company or any of the Material Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(g)                                 the Purchased Shares and Additional Common Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company set forth in the Prospectus and U.S. Prospectus;

(h)                                 upon satisfaction of the Standard Listing Conditions, the Purchased Shares and Additional Common Shares will be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account;

(i)                                     at the Closing Time, the Purchased Shares will be listed and posted for trading on the Exchanges and the Additional Common Shares and will be accepted for listing, subject to their issuance, and will be traded on the Exchanges;

(j)                                     Computershare Investor Services Inc. at its principal offices in the City of Vancouver, British Columbia and Toronto, Ontario and has been duly appointed as registrar and transfer agent for the common shares of the Company;

(k)                                  the authorized capital of the Company consists of an unlimited number of common shares, of which 165,375,892 common shares are issued and outstanding as at the date hereof; no person has the right to require the Company or any of its subsidiaries to qualify or register any securities for sale under Applicable Securities Laws or the U.S. Securities Act by reason of the filing of the Prospectus Supplement or U.S. Prospectus Supplement with any Commission or the SEC or the filing of the Registration Statement with the SEC or the issuance and sale of the Purchased Shares or Additional Common Shares; and Schedule “B” hereto lists all outstanding securities convertible into common shares of the Company;

(l)                                     no securities commission, stock exchange or other regulatory authority, including the SEC and the NYSE, has issued any order preventing or suspending the use of the Base Shelf Prospectus  or U.S. Shelf Prospectus or trading in the common shares, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws nor is otherwise in material default of any requirement of the Applicable Securities Laws;

(m)                               the Company has all requisite corporate power and authority to undertake the Offering, to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, and to duly observe and perform all of its covenants and obligations set out herein and therein;

(n)                                 all documents previously published or filed by the Company with the Regulatory Authorities since March 31, 2010 (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws;

(o)                                 since September 30, 2010:

(i)                                     there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company or any Material Subsidiary that has not been publicly disclosed;

(ii)                                  there has not been any material change in the capital stock or long-term debt of the Company or any Material Subsidiary that has not been publicly disclosed;

(iii)                               there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company or any Material Subsidiary that has not been publicly disclosed; and

(iv)                              except as has been publicly disclosed, the Company and the Material Subsidiaries have carried on their business in the ordinary course;

(p)                                 the audited financial statements of the Company as at March 31, 2009 and 2010 and notes thereto (the “Annual Financial Statements”), a copy of which is incorporated by reference in the Prospectus and U.S. Prospectus, are true and correct in every material respect and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company for the period then ended, comply as to form with the applicable accounting requirements of Applicable Securities Laws and such financial statements have been prepared in accordance with Canadian generally accepted accounting principles and been reconciled to U.S. generally accepted accounting principles in accordance with the U.S. Exchange Act, in each case applied on a consistent basis;

(q)                                 the unaudited financial statements of the Company for the six months ended September 30, 2010 and notes thereto (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Company’s Financial Statements”), a copy of which is incorporated by reference in the Prospectus and U.S. Prospectus, are true and correct in every material respect and present fairly and accurately the consolidated financial position and results of the operations of the Company for the period then ended, comply as to form with the applicable accounting requirements of Applicable Securities Laws and such financial statements have been prepared in accordance with Canadian generally accepted accounting principles, in each case applied on a consistent basis;

(r)                                    (A)  the Company maintains, and will maintain, at all times prior to the Closing Date a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, (v) material information relating to each of the Company and the Material Subsidiaries is made known to those within the entity responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company’s or the Material Subsidiaries’ ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s or the Material Subsidiaries’ internal controls have been disclosed to the audit committees of the Company or the Material Subsidiaries, as applicable; and

(B) the Company maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements; management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting, as at March 31, 2010, and has concluded that such internal control over financial reporting was effective as of such date; and the Company is not aware of any material weaknesses in its internal control over financial reporting

(s)                                  there has been no change in any material respect in accounting policies or practices of the Company or the Material Subsidiaries since March 31, 2010 except as has been disclosed in the Prospectus;

(t)                                    no document incorporated by reference in the Prospectus or the U.S. Prospectus contained a misrepresentation as at its date of public dissemination;

(u)                                 except as disclosed in the Prospectus and U.S. Prospectus, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Company or any Material Subsidiaries) pending or, to the knowledge of the Company and its directors and officers, threatened against or affecting the Company (including any of its predecessor companies) or the Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Company, would have a Material Adverse Effect or which questions the validity of the issuance of any of the Purchased Shares or Additional Common Shares or any action taken or to be taken by the Company pursuant to or in connection with this Agreement or any of the transactions contemplated hereby;

(v)                                 neither the Company nor any of the Material Subsidiaries is in default or in breach of, and the execution and delivery of this Agreement by the Company, the performance and compliance with the terms of this Agreement and the sale of the Purchased Shares and Additional Common Shares by the Company will not result in any breach of or violate, or be in conflict with or constitute a default under, or create a state of facts, and no event has occurred which, after notice or lapse of time, or both, would constitute a default, breach or violation, either directly or indirectly under (i) any Canadian federal or provincial statute, rule or regulation applicable to the Company including, without limitation, Canadian Securities Laws and the by-laws, rules and regulations of the TSX; (ii) any U.S. Securities Laws or the rules and regulations of the NYSE; (iii) the constating documents of the Company or resolutions of the directors, shareholders or committees of the Company which are in effect at the date hereof; (iv) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any Material Subsidiary is a party or by which it is bound; or (v) any judgment, decree or order binding the Company or any Material Subsidiary or the property or assets of any of them; which conflict, breach, violate or default in any of the cases referred to in (i) to (v) of this paragraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(w)                               the Company is a “reporting issuer” in each of the Qualifying Jurisdictions and is not reported on any list of reporting issuers in default that may be maintained by any Commission. In particular, without limiting the foregoing, the Company is in compliance with its obligations to make timely disclosure of all material changes relating to it and since March 31, 2010 (other than in respect of material change reports filed on a confidential basis and thereafter made public and material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed;

(x)                                   the Company’s auditors are (i) independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder and (ii) independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of N1 51-102) between the Company and such auditors and the Company’s former auditors, who audited the Company’s Financial Statements and who provided their audit report thereon were, as at the date of their audit report independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of N1 51-102) between the Company and such auditors nor has there been any event which has led any of the Company’s current or former auditors to threaten to resign as auditors;

(y)                                 the Company and the Material Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith, and the Company has no knowledge of any tax deficiency which might be assessed against the Company or any such Material Subsidiary and which, if so assessed, might have a Material Adverse Effect. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or the Material Subsidiaries;

(z)                                   none of the Canada Revenue Agency or any foreign taxation authority has asserted or, to the best of the Company’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any Material Subsidiary filed for any year which would have a Material Adverse Effect;

(aa)                            other than as disclosed in the Continuous Disclosure Materials, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or the Material Subsidiaries, or to the Company’s knowledge, their respective directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(bb)                          none of the Company nor the Material  Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”). Without limiting the generality of the foregoing:

(i)                                     the Company and the Material Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in material compliance with all applicable environmental laws and have received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)                                  there are no orders, rulings or directives issued against the Company or the Material Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Company or the Material Subsidiaries under or pursuant to any environmental laws requiring any material work, repairs, construction or capital expenditures with respect to any property or assets of the Company or the Material Subsidiaries;

Neither the Company nor any of its subsidiaries has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation.

(cc)                            no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Material Subsidiaries with respect thereto has been received by the Company or the  Material Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Material Subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, which could be expected to have a Material Adverse Effect on the Company or the Material Subsidiaries and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Material Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise to a Material Adverse Effect on the Company or the Material Subsidiaries;

(dd)                          none of the Company nor the Material Subsidiaries and to the Company’s knowledge their respective directors, officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Company or the Material Subsidiaries;

(ee)                            policies of insurance in force as at the date hereof naming the Company as an insured are consistent with generally accepted industry practice for a participant in a comparable business at a similar stage of development and adequately cover all risks reasonably and prudently foreseeable in the current operation and conduct of the business of the Company and the Material Subsidiaries which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self insurance;

(ff)                                the Company’s common shares are listed and posted for trading on the Exchanges and the Company is in compliance with the listing standards of each such Exchange;

(gg)                          the Company has, or will have at the Closing Time, obtained all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws and the respective  by-laws, rules and regulations of the Exchanges necessary to the performance by the Company of its obligations under this Agreement;

(hh)                          the proceeds of the Offering, net of the Underwriters’ Fee and other expenses of the Offering, will be used for the purposes set out in the Prospectus under the heading “Use of Proceeds”;

(ii)                                  the Company will use its commercially reasonable efforts to ensure that its Common Shares remain listed and posted for trading on the Exchanges for a period of two years following the Closing;

(jj)                                  the Company will deliver from time to time without charge to the Underwriters as applicable, as many copies of the Offering Documents as they may reasonably request for the purposes contemplated hereunder and such delivery shall constitute the consent of the Company to the use of such documents in connection with the distribution of the Purchased Shares and the Additional Common Shares;

(kk)                            this Agreement has been duly authorized, executed and delivered by the Company and is legally binding upon the Company and enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(ll)                                  at the Closing Time all necessary corporate action will have been taken by the Company to allot and authorize the issuance of the Purchased Shares and any Additional Common Shares, and upon their issuance and receipt of payment therefor, the Purchased Shares and Additional Common Shares will be validly issued and outstanding as fully paid and non-assessable;

(mm)                    the Prospectus and U.S. Prospectus contain the disclosure required by Canadian Securities Laws and U.S. Securities Laws, respectively, and will accurately summarize, in all material respects, the attributes of the Purchased Shares and the Additional Common Shares;

(nn)                          other than the Underwriters, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(oo)                          the Company will promptly notify the Underwriters  in writing if, prior to termination of the distribution of the Purchased Shares, there shall occur any Material Adverse Effect or any event or development involving a prospective Material Adverse Effect or any other change which is of such a nature as to result in, or could result in, a misrepresentation in any of the Offering Documents or could render any of the foregoing not in compliance with any of the Securities Laws, and for the avoidance of doubt where there is any event that could be considered to develop into a prospective Material Adverse Effect, the Company shall in good faith discuss same with the Underwriters;

(pp)                          in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to paragraph (oo) the Company will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the securities regulatory authorities in each of the Qualifying Jurisdictions, a new or amended Prospectus Supplement or press release and material change report as may be required under the Canadian Securities Laws and shall comply with all other applicable filing and other requirements under the Canadian Securities Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the

Purchased Shares and any Additional Common Shares and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Prospectus or Prospectus Amendment. The Company shall not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Company shall not be required to file a registration statement or either register or qualify the Shares for distribution outside of Canada;

(qq)                          the minute books and corporate records of the Company and the Material Subsidiaries made or to be made available to counsel to the Underwriters, or its local agent counsel in connection with its due diligence investigation of the Company for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are exact duplicates of the original minute books and records of the Company and such Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and such Material Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company or such Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters or which are not material in the context of the Company;

(rr)                                the Company and its Material Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its Material Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its Material Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(ss)                            the Company or its Material Subsidiaries, as applicable, has good and valid title to all real property owned or leased by the Company and each of Material Subsidiaries, free and clear of all mortgages, liens, security interests, claims, restrictions or encumbrances of any kind except: (a) as described in the Prospectus, or (b) where any defect in or absence of such title would not, singly or in the aggregate, result in a Material Adverse Effect;

(tt)                                with respect to information set forth in the Prospectus and the U.S. Prospectus: (a) information relating to the Company’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company’s mineral reserve and mineral resource estimates as at the date they were prepared, (b) the mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101 by or under the supervision of a qualified person, as defined in NI 43-101, (c) the methods used in estimating the Company’s mineral reserves and mineral resources are in accordance with NI 43-101 accepted mineral reserve and mineral resource estimation practices, and (d) the Company has duly filed in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 and all such reports (as amended) comply with the requirements of NI 43-101;

(uu)                          the Company or one of its subsidiaries holds freehold title, mining leases, mining claims, mining concessions or other conventional proprietary interests or rights recognized in the jurisdiction in which each material mining property described in the Prospectus and U.S. Prospectus is located, in respect of the minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Company or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto, with only such exceptions as are described in the Prospectus and U.S. Prospectus or as would not have a Material Adverse Effect. In addition, the Company or one of its subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Company or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each material mining property described in the Prospectus and U.S. Prospectus, all as referred to in the Prospectus and U.S. Prospectus, with only such exceptions as are described in the Prospectus and U.S. Prospectus or as do not have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing except as are described in the Prospectus or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect;

(vv)                          the operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving the Company with respect to the Money Laundering Laws is to the best knowledge of the Company pending or threatened;

(ww)                      no material labour dispute with the employees of the Company or any Material Subsidiary currently exists or, to the knowledge of the Company and the Material Subsidiaries, is imminent.  Neither the Company nor any Material Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Material Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Material Subsidiary;

(xx)                              the Company has not, since March 31, 2010, completed any acquisition that is a “significant acquisition” for the purpose of Part 8 of NI 51-102, nor is it proposing to complete any acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectus; and

(yy)                          the Company maintains disclosure controls and procedures that have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under Applicable Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of March 31, 2010;

(zz)                              neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, employee, agent or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, for and on behalf of the Company and its subsidiaries, that would result in a violation by such persons of the United States Foreign

Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; the Company and its subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the FCPA and CFPOA as they are currently enacted; neither the Company nor any of its subsidiaries nor any employee or agent of the Company or any of its subsidiaries has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of the FCPA or the CFPOA, or made any payment to any Canadian or foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(aaa)                      neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, employee, agent or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds from the sale of the Purchased Shares or Additional Common Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(bbb)                   the Company is not and, after giving effect to the sale of the Purchased Shares and Additional Common Shares and the application of the proceeds as described in the Prospectus Supplement and U.S. Prospectus Supplement under the heading “Use of Proceeds,” will not be required to register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(ccc)                      the Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Applicable Securities Laws or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Purchased Shares or Additional Common Shares;

(ddd)                   the Company has filed and will promptly file all reports required to be filed by it with the Commissions under Applicable Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Purchased Shares and Additional Common Shares, and during such same period will advise the Co-Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Purchased Shares and Additional Common Shares, of the suspension of the qualification of the Purchased Shares and Additional Common Shares for offering or sale in any of the Qualifying Jurisdictions and the United States, of the initiation or threat, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Commissions or the SEC for the amending or supplementing of the Prospectus, the Registration Statement or the U.S. Prospectus or for additional information relating to the Purchased Shares and Additional Common Shares; and the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Purchased Shares and Additional Common Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Purchased Shares and Additional Common Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(eee)                      the Company will timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act;

(fff)                            the Company satisfies the eligibility requirements for the use of a registration statement on Form F-10 in connection with an offering contemplated thereby pursuant to the standards for Form F-10 approved in U.S. Securities Act Release No. 6902 (June 21, 1991), and also satisfied such eligibility requirements at the time of filing the Registration Statement with the SEC.

The representations, warranties and covenants of the Company set out in any schedules to this Agreement are hereby incorporated herein by reference.

5.2                                 The representations and warranties of the Company contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 14.5.

6.                             ADDITIONAL COVENANTS

6.1                                 The Company covenants and agrees with the Underwriters that it shall:

(a)                                  file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchanges for:

(i)                                     the Offering; and

(ii)                                  the conditional listing of the Purchased Shares and the Additional Common Shares subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)                                 with respect to the filing of the Prospectus and U.S. Prospectus as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)                                  prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as Underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, corporate and operating records, documentation with respect to property rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectus and U.S. Prospectus and access to key officers of the Company;

(d)                                 during the period prior to the completion of the distribution of the Purchase Shares and Additional Common Shares, if any, and at any time when a prospectus relating to the

Purchased Shares or Additional Common Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), promptly notify the Underwriters in writing of:

(i)                                     any  change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital or ownership of the Company or proposed ownership of the Company, in each case on a consolidated basis (other than a change disclosed in the Prospectus);

(ii)                                  any change which is of such a nature as to result in a misrepresentation in the Prospectus, the Registration Statement, the U.S. Prospectus or any amendment thereto; and

(iii)                               any material fact that has arisen or been discovered and that would be required to have been disclosed in the Prospectus, the Registration Statement, the U.S. Prospectus or in Supplementary Material had that fact arisen or been discovered on or prior to the respective date of the Prospectus, the Registration Statement, the U.S. Prospectus or any Supplementary Material,

which change or fact:

(x) is, or may be, of such a nature as to render the Prospectus or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation, as defined under Applicable Securities Laws, or which would result in any of such documents not complying in any material respect with any of the Applicable Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Purchased Shares or Additional Common Shares; or

(y) results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder

The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing;

(e)                                  promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under the Applicable Securities Laws arising as a result of any change, event or circumstance referred to in (d) above and shall prepare and file under all Applicable Securities Laws, with all reasonable dispatch, and in any event within any time limit prescribed under Applicable Securities Laws, any Subsequent Disclosure Document or Supplementary Material or amendment or supplement to the Registration Statement as may be required under Applicable Securities Laws; provided that the Company shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Supplementary Material or amendment or supplement to the Registration Statement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Supplementary Material and the Underwriters shall have approved the form of any

Supplementary Material or amendment or supplement to the Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Company shall also deliver to the Underwriters duly executed copies of any Subsequent Disclosure Document or Supplementary Material or amendment or supplement to the Registration Statement required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f)                                    cause commercial copies of the Prospectus, the U.S. Prospectus Supplement, the U.S. Prospectus and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request, as soon as possible after the filing of the Prospectus Supplement, the U.S. Prospectus Supplement, the U.S. Prospectus or Supplementary Material, as the case may be, but in any event on or before noon (Toronto time) on the second Business Day after the date of filing of such document, and such delivery will constitute the Company’s consent to the Underwriters’ use of such documents in connection with the Offering;

(g)                                 (i) by the act of having delivered the Prospectus and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing expressly for inclusion in the Prospectus) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its Material Subsidiaries, the Purchased Shares and Additional Common Shares, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made (except statements or facts relating solely to the Underwriters) and comply in all material respects with Applicable Securities Laws at the time filed, and at the time when it is first sent or delivered to a purchaser or potential purchaser; and

(ii)  hereby represents, warrants and covenants to the Underwriters as follows:

(a)                                  the documents incorporated by reference in the Base Shelf Prospectus, the Registration Statement and the U.S. Shelf Prospectus, including the Prospectus Supplement and U.S. Prospectus Supplement, when such documents were or are filed with the Commissions or the SEC, as applicable, complied or will comply in all material respects with the requirements of Applicable Securities Laws or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)                                 the following documents at the times specified complied or will comply in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act:

(i)                                     the Registration Statement at the Effective Date and at the Initial Sale Time; and

(ii)                                  the U.S. Prospectus as of the date of the U.S. Prospectus Supplement and at the Closing Time;

(c)                                  the following documents at the times specified did not and will not, as applicable,  contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading:

(i)                                     the Registration Statement at the Effective Date; and

(ii)                                  the U.S. Prospectus as of the date of the U.S. Prospectus Supplement and at the Closing Date;

provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement or the U.S. Prospectus;

(d)                                 as of the Initial Sale Time and the date of this Agreement each of (i) the Disclosure Package and (ii) each electronic roadshow, if any, when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein;

(e)                                  at the earliest time that the Company or another offering participant made or makes a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Shares, the Company was not and will not be an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Company be considered an Ineligible Issuer; and

(f)                                    each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the U.S. Prospectus or the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Company will notify promptly the Co-Lead Underwriters so that any use of the U.S. Prospectus and the Disclosure Package may cease until it is amended or supplemented.

(h)                                 prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Purchased Shares and the Additional Common Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions and the United States, subject only to the requirements of Applicable Securities Laws;

(i)                                     maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(j)                                     maintain its listing of its common shares on the Exchanges (or a similar stock exchange or quotation system) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(k)                                  deliver to the Underwriters and their legal counsel, as applicable:

(i)                                     (A) at the time of execution of the Prospectus by the Underwriters, a long form Comfort Letter (the “Comfort Letter”) from the Company’s auditors addressed to the Underwriters and to the directors of the Company and dated as of the date of the Prospectus Supplement and based on procedures performed within two business days of the Prospectus Supplement, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Prospectus and to such other matters as the Underwriters may reasonably require; and (B) at the Initial Sale Time, a comfort letter (the “U.S. Comfort Letter”) from the Company’s auditors addressed to the Underwriters and dated the date of this Agreement, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain of the financial information and accounting data relating to the Company and its Subsidiaries contained in the Prospectus, the Registration Statement, the Disclosure Package and the U.S. Prospectus or incorporated by reference therein, which comfort letters shall be based on a review and procedures performed having a cut-off date not more than two business days prior to the date of such letter; such comfort letters shall, as appropriate, also state that such auditors are independent public accountants within the meaning of Canadian Securities Laws, the U.S. Securities Act and the rules and regulations thereunder and independent of the Company within the meaning of the rules of professional conduct governing chartered accountants in the Province British Columbia, and that in their opinion the financial statements of the Company included or incorporated by reference in the Prospectus, the U.S. Prospectus and the Registration Statement have been reconciled to U.S. generally accepted accounting principles in accordance with the U.S. Securities Act and rules and regulations thereunder, including the requirements of Form F-10, applied on a consistent basis throughout the periods involved;

(ii)                                  at the Closing Time, such legal opinions (the “Legal Opinions”) of Blake, Cassels & Graydon LLP, the Company’s legal counsel, and other legal counsel in the Qualifying Jurisdictions, if any other than where the Company’s legal counsel is qualified, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C” and to such other matters as the Underwriters may reasonably request;

(iii)                               at the Closing Time, such legal opinions (the “U.S. Legal Opinion”) of McCarter & English LLP, the Company’s U.S. legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “D” and to such other matters as the Underwriters may reasonably request;

(iv)                              at the Closing Time, such 10b-5 letters from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, and Lawson Lundell LLP, Canadian counsel for the Underwriters (the “10b-5 Letters”), addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters;

(v)                                 at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)                              the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)                                no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Purchased Shares and Additional Common Shares or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)                                the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)                               all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(vi)                              at the Closing Time, such legal opinions (the “Title Opinions”) of the Company’s legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title to and ownership rights in the Ying Project, the TLP Project, the HPG Project, the GC Project and the Silvertip Project;

(vii)                           the Underwriters having received certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company and its Material Subsidiaries; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Purchased Shares and Additional Common Shares, the grant of the Over-Allotment Option the authorization of this Agreement, the listing of the Purchased Shares on the Exchanges and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(viii)                        at the Closing Time, certificates of status (or equivalent) for the Company and each of the Material Subsidiaries, each dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(ix)                                at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date;

(x)                                   at the Closing Time, a “bring-down” comfort letter for each of the Comfort Letter and the U.S. Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) business days prior to the Closing Date, the information contained in the Comfort Letter and the U.S Comfort Letter, respectively;

(xi)                                at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(l)                                     from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(m)                               during the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, not, without the prior written consent of the Co-Lead Underwriters,  which consent will not be unreasonably withheld, directly or indirectly (i) issue any common shares or securities or other financial instruments convertible into or having the right to acquire common shares (other than pursuant to rights, options or obligations under securities or instruments outstanding as of December 7, 2010 including existing convertible securities as set forth in Schedule “B” hereto) or (ii) enter into any agreement or arrangement under which it acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of common shares, whether that agreement or arrangement may be settled by the delivery of common shares or other securities or cash, or, in either case, agree to become bound to do so or disclose to the public any intention to do so, and the Company shall cause each of its directors and senior management to enter into an agreement with the Co-Lead Underwriters on behalf of the Underwriters not to sell or agree to sell any common shares or securities convertible into common shares, without the prior written consent of the Co-Lead Underwriters, during the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, such consent not to be unreasonably withheld;

(n)                                 prior to the Closing Time provide evidence satisfactory to the Underwriters of the conditional approval of each of the Exchanges of the listing and posting for trading on each of the Exchanges of the Purchased Shares and Additional Common Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchanges in similar circumstances (the “Standard Listing Conditions”);

(o)                                 advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof; of: (i) the issuance by any Commission of any order suspending or preventing the use of the Base Shelf Prospectus or the Prospectus Supplement or any Supplementary Material; (ii) the suspension of the qualification of the Purchased Shares, Over-Allotment Option or Additional Common Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Base Shelf Prospectus or the Prospectus Supplement or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or

(ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(p)                                 not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Co-Lead Underwriters’ prior written consent in each specific instance (such consent not to be unreasonably withheld) and the Company shall and shall cause its affiliates, officers, directors, agents and advisors to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(q)                                 promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(r)                                    during the period commencing on the date hereof and until completion of the distribution of any Additional Common Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(s)                                  forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(t)                                    during the period commencing on the date hereof and ending on the completion of the distribution of the Purchased Shares and Additional Common Shares, if any, the Company will promptly inform the Underwriters of the full particulars of:

(i) any request of any Commission or the SEC for any amendment to the Prospectus, the Registration Statement, the U.S. Prospectus or any Subsequent Disclosure Document or any part of the public record or for any additional information;

(ii) the issuance by any Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Company or of the institution or threat of institution of any proceedings for that purpose; or

(iii) the receipt by the Company of any communication from any Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to the Prospectus, the Registration Statement, the U.S. Prospectus, any Subsequent Disclosure Document or any other part of the public record or the distribution of the Purchased Shares or Additional Common Shares;

(u)                                 use the net proceeds of the Offering substantially in the manner set out in the Prospectus Supplement under the heading “Use of Proceeds;” and

(v)                                 unless the Company and the Co-Lead Underwriters otherwise agree in writing, neither the Company nor any Underwriter has made and none of them will make any offer relating to the Purchased Shares or the Additional Common Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule “A” hereto and in respect of any electronic roadshow furnished to the Co-Lead Underwriters prior to first use and not objected to by the Co-Lead Underwriters.  Any such free writing prospectus consented to by the Co-Lead Underwriters or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company agrees that

(i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

7.                             UNDERWRITERS’ FEES AND EXPENSES

7.1                                 The Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee.

7.2                                 Whether or not the purchase and sale of the Purchased Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Purchased Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company, and the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the fees and disbursements of the Underwriters’ legal counsel, of which up to C$35,000 will be borne by the Underwriters (excluding disbursements and applicable taxes).

8.                             UNDERWRITING PERCENTAGES

8.1                                 The obligations of the Underwriters hereunder, including the obligation to purchase Purchased Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Common Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Purchased Shares and Additional Common Shares set out opposite the name of the Underwriters below:

CIBC World Markets Inc.	30.0%
BMO Nesbitt Burns Inc.	30.0%
Raymond James Ltd.	17.5%
UBS Securities Canada Inc.	17.5%
Salman Partners Inc.	5.0%
100%

8.2                                 In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Purchased Shares or Additional Common Shares as provided in section 8.1 (a “Defaulting Underwriter”) and the percentage of Purchased Shares or Additional Common Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Purchased Shares or Additional Common Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Purchased Shares and Additional Common Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Purchased Shares and Additional Common Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Purchased Shares or Additional Common Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Purchased Shares or Additional Common Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares and Additional Common Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Purchased Shares and Additional Common Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the other Underwriters that are not in default shall not be obligated to purchase any of the Purchased Shares or the Additional Common Shares and shall be relieved of all obligations to the Company hereunder. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Purchased Shares (or in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Common Shares in respect of which the Over-Allotment Option has been exercised) or relieve from liability to the Company any Underwriter which shall be so in default.

9.                             CONDITIONS PRECEDENT

9.1                                 The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Co-Lead  Underwriters on behalf of the Underwriters in their sole discretion:

(a)                                  all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectus, to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Purchased Shares, grant the Over-Allotment Option and distribute the Additional Common Shares;

(b)                                 the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Offering Documents, to permit the Company to complete its obligations hereunder;

(c)                                  the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, U.S. Comfort Letter, Legal Opinions, the 10b-5 Letters, U.S Legal Opinion, Officer’s Certificate, the Title Opinions and other Closing Materials, certificates, and other documentation from the Company  as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably and as are customary in a transaction of this nature;

(d)                                 no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(e)                                  as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Purchased Shares and the Additional Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectus that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectus or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(f)                                    the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Company;

(g)                                 the Underwriters not having exercised any rights of termination in accordance with this Agreement;

(h)                                 the Company will have, as of the Closing Time, complied with all of its covenants and agreements contained in this Agreement; and

(i)                                     the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time as if such representations and warranties had been made as of the Closing Time.

10.                          CLOSING

10.1                           The Company and the Underwriters shall cause the Closing to occur on December 14, 2010 or such other date as may be agreed by the Company and the Underwriters (the “Closing Date”). The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the Vancouver, British Columbia offices of Blake, Cassels & Graydon LLP, legal counsel to the Company.

10.2                           On the Closing, the Company shall issue and deliver to the Underwriters the one or more global certificates (in physical or electronic form as the Co-Lead Underwriters may advise) representing the Purchased Shares and, subject to receipt of the notice in accordance with the Over-Allotment Option, the Additional Common Shares specified in such notice, in the names and denominations reasonably requested by the Underwriters;

10.3                           At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k) as the Underwriters may request.

10.4                           If the Company has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Purchased Shares, less the Underwriting Fee.

11.                          OPTION CLOSING

11.1                           In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Co-Lead Underwriters advise the Company the certificates (in physical or electronic form as the Co-Lead Underwriters may advise in the notice) representing the Additional Common Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2                           The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3                           At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in section 6.1(k) except paragraph (i), as the Underwriters may request.

11.4                           If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company the gross proceeds of the sale of the Additional Common Shares, less the Underwriting Fee.

12.                          INDEMNITY

12.1                           The Company shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, shareholders, advisers, agents and employees and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a)                                  any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Offering Documents) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)                                 any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Disclosure Package, the U.S. Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Company by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)                                  any breach by the Company of, or default under, any covenant or agreement of the Company in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty in this Agreement or any other document to be delivered pursuant hereto or the failure of the Company to comply with any of its obligations hereunder or thereunder;

(d)                                 the Company not complying prior to the completion of the distribution of the Purchased Shares or the Additional Common Shares with any requirement of any Applicable Securities Laws relating to the Offering;

(e)                                  any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the Exchanges) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Offering Documents) contained in the Offering Documents which operates to prevent or restrict the trading in or the sale or distribution of the Purchased Shares or the Additional Common Shares;

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability that the Company may otherwise have.

12.2                           If any Claim contemplated by this section 12 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Company under this section 12, except to the extent that such delay prejudices the Company’s ability to contest such Claim). The Company shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability or settlement of the Claim shall be made by the Company without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)                                  the Company fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b)                                 the employment of that counsel has been authorized in writing by the Company; or

(c)                                  the named parties to the suit (including any added or third parties) including the Company and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented.

In each of the cases set out in subsections 12.2(a), (b) or (c), the Company shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent shall not be unreasonably withheld.

12.3                           The Company hereby acknowledges and agrees that, with respect to this section 12, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees, partners, shareholders, advisers and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under this section 12 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.4                           In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this section 12 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)                                  in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Purchased Shares and the Additional Common Shares, if any; or

(b)                                 if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.

The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the offering of the Purchased Shares and the Additional Common Shares, if any, (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Company is to the Underwriting Fee received by the Underwriters.

The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in this section 12 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to this section 12. The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.

The parties agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

13.                          TERMINATION OF AGREEMENT

13.1         Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any conditions in favour of the Underwriters shall entitle any Underwriter to terminate in accordance with section 13.2(d) its obligation to purchase the Purchased Shares and any Additional Common Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing and signed by all the Underwriters.

13.2         In addition to any other remedies which may be available to the Underwriters, this Agreement and any obligation of the Underwriters to purchase Purchased Shares and any Additional Common Shares may be terminated by the Underwriters (or any one of them) upon delivery of written notice to the Company at any time up to the Closing of the Offering if at any time prior to the Closing of the Offering:

(a)           any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any Regulatory Authority, the SEC or any other federal, provincial or other governmental having jurisdiction or authority over the Company or any of its material assets or operations, which, in the opinion of the Underwriter, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Purchased Shares and, if applicable, the Additional Common Shares, or which, in the opinion of the Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the common shares of the Company; or

(b)           there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, act of war, terrorism or similar event) or any governmental action, change of applicable law or regulation (or in the judicial interpretation thereof), inquiry or other occurrence of any nature whatsoever which, in the opinion of the Underwriter, acting reasonably, might reasonably be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations or capital of the Company (on a consolidated basis) or the market price or value of the common shares of the Company; or

(c)           there should occur, be discovered by the Underwriter or be announced by the Company, any material change or a change in any material fact which results or, in the opinion of the Underwriter, might reasonably be expected to have a significant adverse effect on the business, operations or capital of the Company (on a consolidated basis) or result in the purchasers of a material number of Purchased Shares or Additional Common Shares exercising their right under applicable legislation to withdraw from their purchase of Purchased Shares or Additional Common Shares or, in the opinion of the Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the common shares of the Company; or

(d)           the Company is in breach of any material term, condition or covenant of this Agreement; or

(e)           any order to cease or suspend trading in any securities of the Company or any of its subsidiaries or prohibiting or restricting the distribution of the Purchased Shares or Additional Common Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Purchased Shares and Additional Common Shares has been issued, or proceedings are announced or commenced or, to the Company’s knowledge, threatened for the making of any such order, by any Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with.

13.3         The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4         The rights of termination contained in this Section 13 as may be exercised by any Underwriters giving written notice thereof to the Company and the Co-Lead Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

13.5         If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriters shall be limited to the Company’s obligations under subsection 6.1(p), section 7, section 12 and section 13.

14.                          GENERAL

14.1         Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

Silvercorp Metals Inc.

Suite 1378

200 Granville Street

Vancouver, British Columbia

V6C 1S4

Attention:	Lorne Waldman
Fax No.:	(604) 669-6387

with a copy to each of :

Blake, Cassels & Graydon LLP

595 Burrard Street

Suite 2600, Three Bentall Centre

Vancouver BC  V7X 1L3

Attention:	Peter O’Callaghan
Fax No.:	604-631-3309

McCarter & English LLP

265 Franklin Street

Boston, MA 02110

Attention:              Jonathan L. Guest

Fax:                         (617) 607-9348

and in the case of the Underwriters, be addressed and faxed or delivered to each of:

CIBC World Markets Inc.

400 Burrard Street, 12th Floor

Vancouver, BC. V6C 3A6

Attention:              Matthew Quinlan

Fax:                         604-891-6330

BMO Nesbitt Burns Inc.

1800 - 885 West Georgia

Vancouver, BC

V6C 3E8

Attention:              Carter Hohman

Fax:                         (604) 443-1408

Raymond James Ltd.

2200 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

Attention:              John M. Murphy

Fax:                         604-659-8398

UBS Securities Canada Inc.

161 Bay Street, Suite 4100

Toronto, Ontario

M5J 2S1

Attention:              David Shaver

Fax:                         416-364-9296

Salman Partners Inc.

Suite 1700

1095 West Pender Street

Vancouver, British Columbia

V6E 2M8

Attention:              Terrance K. Salman

Fax:                         604-685-2471

with a copy to each of:

Lawson Lundell LLP

Suite 1600

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

Attention:              John Christian

Fax:                         604-661-1620

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:              Andrew J. Foley

Edwin S. Maynard

Fax:                         212-757-3990

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

14.2         Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 14.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

14.3         This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” offering letter dated December 6, 2010.

14.4         The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.5         Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Purchased Shares and any Additional Common Shares and shall continue in full force and effect, regardless of the closing of the sale of the Purchased Shares and any Additional Common Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law.  For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in Section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.6         The Co-Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given hereunder by the Co-Lead Underwriters or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 12, which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 13, which notice may be given by any of the Underwriters exercising such right, or any waiver pursuant to Section 13.1, which waiver must be signed by all the Underwriters. The Co-Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters.

14.7         The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Purchased Shares contemplated hereby.  The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Purchased Shares, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Purchased Shares, do not constitute advice or recommendations to the Company.  The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

14.8         No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.9         The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.10       This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.11       This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

14.12       The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.13       The parties in may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

CIBC WORLD MARKETS INC.

By:	(signed) “Matthew Quinlan”
Name: Matthew Quinlan
Title: Managing Director

BMO NESBITT BURNS INC.

By:	(signed) “Carter Hohmann”
Name: Carter Hohmann
Title: Director

RAYMOND JAMES LTD.

By:	(signed) “John Murphy”
Name: John Murphy
Title: Managing Director

UBS SECURITIES CANADA INC.

By:	(signed) “David Shaver”
Name: David Shaver
Title: Managing Director

By:	(signed) “E.T.N. Larkin”
Name: E.T.N. Larkin
Title: Managing Director

SALMAN PARTNERS INC.

By:	(signed) “Terrance K. Salman”
Name: Terrance K. Salman
Title: President and Chief Executive Officer

The foregoing is accepted and agreed to on December 7, 2010, effective as of the date appearing on the first page of this Agreement.

SILVERCORP METALS INC.

By:	(signed) “Rui Feng”
Name: Rui Feng
Title: Chairman, Chief Executive Officer and Director

SCHEDULE “A”

FREE WRITING PROSPECTUSES

1.             Free Writing Prospectus dated December 6, 2010 filed with the SEC on December 6, 2010; and

2.             Free Writing Prospectus dated December 6, 2010 filed with the SEC on December 6, 2010.

SCHEDULE “B”

OUTSTANDING CONVERTIBLE SECURITIES
(Section 5.1(k))

1.                                       Outstanding Options as of December 6, 2010:

Number of Options	Exercise Price (CAD$)	Expiry Date
84,499	4.32	July 23, 2011
505,504	6.74	April 10, 2012
70,000	6.95	October 1, 2012
97,534	9.05	January 16, 2013
50,000	7.54	May 13, 2013
305,000	5.99	July 1, 2013
68,000	3.05	October 1, 2013
769,667	2.65	April 19, 2014
385,083	7.00	January 5, 2015
250,542	7.40	April 20, 2015
50,000	6.76	July 30, 2015
446,500	8.23	October 3, 2015
3,082,329

2.                                       Outstanding Warrants as of December 6, 2010:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	6.76	July 30, 2008

SCHEDULE “C”

MATTERS IN RESPECT OF WHICH COMPANY’S CANADIAN COUNSEL SHALL DELIVER OPINIONS PURSUANT TO SECTION 6.1(k)(ii)

1.                                       The Company is validly existing as a company under the Business Corporations Act (British Columbia).

2.                                       The authorized share capital of the Company consists of an unlimited number of common shares without par value.

3.                                       the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions.

4.                                       The Company has the corporate power to own its assets and conduct its business as described in the Prospectus and U.S. Prospectus.

5.                                       each of the Material Subsidiaries is validly existing under the laws of its respective constating jurisdictions, and have the corporate power own its respective assets and conduct its respective business as described in the Prospectus and the U.S. Prospectus (provided these opinions may be provided by local counsel other than Blake, Cassels & Graydon LLP provided local counsel address their opinions to the Underwriters);

6.                                       The Company has the corporate power to enter into and deliver the Underwriting Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Underwriting  agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable against the Corporation in accordance with its terms.

7.                                       All necessary corporate actions have been taken by the Company to validly issue the Purchased Shares to the Underwriters and, upon the Company having received the consideration for the issue thereof, the Purchased Shares have been validly issued and are outstanding as fully paid and non-assessable shares of the Company.

8.                                       the form of definitive share certificate representing the Purchased Shares and the Additional Common Shares complies with all legal requirements of the Business Corporations Act (British Columbia) and the constating documents of the Company;

9.                                       The attributes of the Common Shares of the Company conform in all material respects with the description thereof in the Prospectus and U.S. Prospectus.

10.                                 The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreement will not contravene any provisions of (i) the constating documents of the Company, (ii) any laws of Canada or the Province of British Columbia, or (iii)  to such counsel’s knowledge, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Company.

11.                                 All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Qualifying Jurisdictions to qualify the distribution of the Purchased Shares and Additional Common Shares to the public in each of such Qualifying Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such Qualifying Jurisdictions  who have complied with the relevant provisions of such laws, and to such counsel’s knowledge no order having the effect of ceasing or suspending the distribution of the Purchased Shares and Additional Common Shares has been issued by any Securities Commission and no proceedings for that purpose have been instituted or are pending.

12.                                 Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the common shares.

13.                                 subject to the qualifications set out therein, confirming the opinion statements in the Prospectus under the heading “Eligibility for Investment” with such opinion to be supported, if required, with respect to matters of fact, by the appropriate certificate of the Company executed on its behalf by a senior officer of the Company.

Such counsel will state separately that such counsel has participated in the preparation of the Registration Statement, the Prospectus, the Disclosure Package and the U.S. Prospectus in connection with the offering of the Purchased Shares and Additional Common Shares and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants of the Company and representatives of the Underwriters, at which the contents of the Registration Statement, the Disclosure Package, the Prospectus and the U.S. Prospectus and related matters were discussed.  Although such counsel need assume no responsibility for, nor make any special inquiry or independent investigation in respect of, the accuracy, completeness or fairness of statements of fact contained in the Prospectus, the Disclosure Package and the U.S. Prospectus (including the documents incorporated by reference therein), except as expressly stated herein, on the basis of and relying upon the foregoing, such counsel confirms that no facts have come to their attention that have caused them to believe that (a) the Prospectus and the U.S. Prospectus (other than the financial statements and other financial data and any reserves data included or incorporated by reference in such documents, as to which such counsel need express no opinion), as of its date and at the Closing Date contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (b) as of the Initial Sale Time, the Disclosure Package (other than the financial statements and other financial data and any reserves data included or incorporated by reference in such document, as to which such counsel need express no opinion) contained or contain an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and they do not know, without any special inquiry or independent investigation, of any documents of a character required to be incorporated by reference into the Prospectus, the Disclosure Package and the U.S. Prospectus or required to be described in the Prospectus, the Disclosure Package and the U.S. Prospectus which are not incorporated by reference or described therein as required.  For the purpose of this paragraph, “material fact” means a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Purchased Shares and Additional Common Shares.

SCHEDULE “D”

MATTERS IN RESPECT OF WHICH COMPANY’S U.S. COUNSEL SHALL DELIVER OPINIONS PURSUANT TO SECTION 6.1(k)(iii)

1.                                       The statements under the heading “Plan of Distribution” included in the Disclosure Package and the U.S. Prospectus Supplement, insofar as they purport to describe the provisions of the documents referred to therein, are accurate, complete and fair in all material respects;

2.                                       The statements under the heading “Certain Income Tax Considerations — United States” in the Disclosure Package, the U.S. Prospectus Supplement and Prospectus Supplement, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, fairly summarize the matters described under that heading in all material respects;

3.                                       Assuming the due authorization, execution and delivery of the Underwriting Agreement by the Company under Canadian federal and British Columbian law, this Underwriting Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company;

4.                                       The Registration Statement has become effective under the U.S. Securities Act. To such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued, no proceedings for that purpose have been instituted or threatened and the Registration Statement, the Disclosure Package and the U.S. Prospectus (other than consolidated financial statements and related schedules and other financial information contained therein, as to which such counsel need not express an opinion) and the Form F-X comply as to form in all material respects with the applicable requirements of the U.S. Securities Act and the rules thereunder;

5.                                       The Company is not and, after giving effect to the offering and sale of the Purchased Shares and Additional Common Shares and the application of their proceeds as described in the Disclosure Package and the U.S. Prospectus under the heading “Use of Proceeds”, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

6.                                       Neither the issue and sale of the Purchased Shares and Additional Common Shares, nor the compliance by the Company with the provisions of the Underwriting Agreement nor the performance by the Company of its obligations thereunder will conflict with or result in a breach or violation of any (i) agreement, indenture or instrument governed by the laws of the State of New York and listed on Schedule A attached to such opinion, (ii) U.S. federal or New York statute, law, rule, or regulation, or (iii) judgment, order or decree known to such counsel applicable to the Company or its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority in the United States having jurisdiction over the Company or its subsidiaries or any of its or their properties or assets; and

7.                                       No consent, approval, authorization, order, registration or qualification of, or with, any court or governmental agency or body of the State of New York or the United States (other than as required by any state securities or Blue Sky laws as to which such counsel need not express an opinion) is required for the issue and sale of the Purchased Shares and Additional Common Shares or the consummation by the Company of the transactions contemplated by this Underwriting Agreement except such as have been obtained under the U.S. Securities Act.

In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction other than the federal laws of the United States or the laws of the State of New York.  As to matters of British Columbian and Canadian federal law, such counsel may rely upon the opinion of counsel of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, described in subsection (c) of this Section.

In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Prospectus and in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package and U.S. Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in subsections (1) and (2) above) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package and U.S. Prospectus, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) at each time it became effective and as of the time the Underwriting Agreement was entered into, the Registration Statement (other than the financial statements and other financial data and the information derived from the report of the internal qualified reserves evaluator in reliance on the authority of such evaluator as an “expert” within the meaning of the U.S. Securities Act, included or incorporated by reference in the Disclosure Package, as to which such counsel need express no belief), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) as of the Initial Sale Time, the Disclosure Package (other than the financial statements and other financial data and the information derived from the report of the internal qualified reserves evaluator in reliance on the authority of such evaluator as an “expert” within the meaning of the U.S. Securities Act, included or incorporated by reference in the Disclosure Package, as to which such counsel need express no belief), contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) as of the date of the U.S. Prospectus and as of the Closing Time, the U.S. Prospectus or any other further amendment or supplement thereto made by the Company prior to the Closing Time (other than the financial statements and other financial data and the information derived from the report of the internal qualified reserves evaluator in reliance on the authority of such evaluator as an “expert” within the meaning of the U.S. Securities Act, included or incorporated by reference in the Disclosure Package, as to which such counsel need express no belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.